CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,000,000	$114.60

Pricing supplement no. 566 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 7-II dated November 16, 2011	Registration Statement No. 333-177923 Dated July 27, 2012 Rule 424(b)(2)

Structured Investments	$1,000,000 2.25% (equivalent to 9.00% per annum) Reverse Exchangeable Notes due November 1, 2012 Linked to the Common Stock of Pioneer Natural Resources Company

General

•	The notes are designed for investors who seek a higher interest rate than either the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us. Investors should be willing to forgo the potential to participate in the appreciation of the Reference Stock, be willing to accept the risks of owning equities in general and the Reference Stock, in particular, and be willing to lose some or all of their principal at maturity.
•	The notes will pay 2.25% (equivalent to 9.00% per annum) interest over the term of the notes. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Reference Stock and whether the closing price of the Reference Stock is less than the Stock Strike Price by more than the Buffer Amount ($32.48 initially) on any day during the Monitoring Period, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated of JPMorgan Chase & Co. maturing November 1, 2012*.
•	Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
•	Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Reference Stock:	The common stock, par value $0.01 per share, of Pioneer Natural Resources Company (New York Stock Exchange symbol “PXD”). We refer to Pioneer Natural Resources Company as “Pioneer.”
Interest Rate:	2.25% (equivalent to 9.00% per annum) over the term of the notes, payable at a rate of 0.75% per month
Buffer Amount:	$32.48 initially, which is equal to approximately 35.1782% of the Stock Strike Price, subject to adjustments
Pricing Date:	July 27, 2012
Settlement Date:	On or about August 1, 2012
Observation Date*:	October 29, 2012
Maturity Date*:	November 1, 2012
CUSIP:	48125VX70
Interest Payment Dates*:	Interest on the notes will be payable on September 4, 2012, October 1, 2012 and November 1, 2012 (each such date, an “Interest Payment Date”). See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.
Payment at Maturity:	The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(1)   the Final Share Price is less than the Stock Strike Price; and

(2)   on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Stock Strike Price by more than the Buffer Amount.

If the conditions described in (1) and (2) are both satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.
Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date
Physical Delivery Amount:	10.8307 shares of the Reference Stock per $1,000 principal amount note, which is the number of shares equal to $1,000 divided by the Stock Strike Price, subject to adjustments
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Stock Strike Price and (2) the Final Share Price, subject to adjustments
Stock Strike Price:	$92.33, which was an average of the per share price of certain intraday trades in the Reference Stock on the Pricing Date, as determined by the calculation agent, divided by the Stock Adjustment Factor. The Stock Strike Price is not the closing price of the Reference Stock on the Pricing Date. Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Stock Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Stock Strike Price, that might affect the value of your notes. The Stock Strike Price is subject to adjustments in certain circumstances. See “General Terms of Notes – Anti-Dilution Adjustments” and "General Terms of Notes – Reorganization Events" in the accompanying product supplement no. 7-II for further information about these adjustments.
Final Share Price:	The closing price of the Reference Stock on the Observation Date
Stock Adjustment Factor:	Set equal to 1.0 on the Pricing Date, subject to adjustment under certain circumstances. See “General Terms of Notes – Anti-Dilution Adjustments” in the accompanying product supplement no. 7-II
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity,” “Description of Notes — Interest Payments” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 7-II, as applicable.

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 7-II and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$20.50	$979.50
Total	$1,000,000	$20,500	$979,500
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $20.50 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $12.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 7-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

July 27, 2012

Recent Developments

On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. The restatement will have the effect of reducing our reported net income for the 2012 first quarter by $459 million. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. Our principal transactions revenue, total net revenue and net income for the first six months of 2012, and the principal transactions revenue, total net revenue and net income of our Chief Investment Office for the first six months of 2012, will remain unchanged as a result of the restatement.

We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012. During the first quarter of 2012, the size and characteristics of the synthetic credit portfolio changed significantly. These changes had a negative impact on the effectiveness of our Chief Investment Office’s internal controls over valuation of the synthetic credit portfolio. Management has taken steps to remediate the internal control deficiencies, including enhancing management oversight over valuation matters. The control deficiencies were substantially remediated by June 30, 2012. For further discussion, please see Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 and “Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co.” in this pricing supplement for further discussion.

On July 13, 2012, we also announced earnings for the second quarter of 2012. See our Current Report on Form 8-K dated July 13, 2012 (related solely to Item 2.02 and related exhibits under Item 9.01) for more information about our 2012 second quarter results.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 7-II dated November 16, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 7-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 7-II dated November 16, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007680/e46240_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

•	THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US — The notes will pay interest at the Interest Rate specified on the cover of this pricing supplement which is higher than the yield currently available on debt securities of comparable maturity issued by us. Because the notes are our unsecured and unsubordinated obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
•	MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments as specified on the cover of this pricing supplement. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — We will pay you your principal back at maturity so long as the Final Share Price is not less than the Stock Strike Price or the closing price of the Reference Stock is not less than the Stock Strike Price by more than the Buffer Amount ($32.48 initially) on any day during the Monitoring Period. However, if the Final Share Price is less than the Stock Strike Price and the closing price of the Reference Stock on any day during the Monitoring Period is less than the Stock Strike Price by more than the Buffer Amount ($32.48 initially), you could lose the entire principal amount of your notes.
•	TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 7-II beginning on page PS-36. Based on current market conditions, in determining our reporting responsibilities we intend to treat the notes for U.S. federal income tax purposes as units each comprising: (x) a Put Option written by you that requires you to purchase the Reference Stock (or, at our option, receive the Cash Value thereof) from us at maturity under circumstances where the payment due at maturity is the Physical Delivery Amount and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to follow this treatment and the allocation described in the following paragraph. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations
JPMorgan Structured Investments —	PS-1
Reverse Exchangeable Notes Linked to the Common Stock of Pioneer Natural Resources Company

or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax.

In determining our reporting responsibilities, we intend to treat approximately 3.89% of each interest payment as interest on the Deposit and the remainder as Put Premium. Assuming that the treatment of the notes as units each comprising a Put Option and a Deposit is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the 2007 notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative treatments, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2012 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

JPMorgan Structured Investments —	PS-2
Reverse Exchangeable Notes Linked to the Common Stock of Pioneer Natural Resources Company

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 7-II dated November 16, 2011.

•	RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2012 — On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. As a result, we will be filing an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. See “Recent Developments” in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.
•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of the Reference Stock is less than the Stock Strike Price by more than the Buffer Amount ($32.48 initially) on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). The market value of the shares of the Reference Stock delivered to you as the Physical Delivery Amount or the Cash Value thereof will most likely be less than the principal amount of your notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.
•	THE BENEFIT PROVIDED BY THE BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If, on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Stock Strike Price by more than the Buffer Amount ($32.48 initially), you will be fully exposed to any depreciation in the Reference Stock from the Stock Strike Price to the Final Share Price. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Stock Strike Price, you will receive at maturity a number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Stock Strike Price. You will be subject to this potential loss of principal even if the closing price of the Reference Stock subsequently recovers such that the closing price of the Reference Stock is not less than the Stock Strike Price by more than the Buffer Amount ($32.48 initially). If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

In particular, on June 21, 2012, Moody’s Investors Services downgraded our long-term senior debt rating to “A2” from “Aa3” as part of its review of 15 banks and securities firms with global capital markets operations.  Moody’s also maintained its “negative” outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to “A+” from “AA-”
and placed us on negative rating watch for a possible further downgrade, and Standard & Poor’s Ratings Services changed its outlook on us to “negative” from “stable,” indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes.  See “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2011.

In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See “Recent Developments” in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 7-II for additional information about these risks. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuer, including extending loans to, or making equity investments in, the Reference Stock issuer or providing advisory services to the Reference Stock issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuer, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes. Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Stock Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Stock Strike Price, that might affect the value of your notes.
•	SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and

JPMorgan Structured Investments —	PS-3
Reverse Exchangeable Notes Linked to the Common Stock of Pioneer Natural Resources Company

regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Influence the Value of the Notes” below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	BUFFER AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — We will pay you your principal back at maturity only if the closing price of the Reference Stock is not less than the Stock Strike Price by more than the Buffer Amount ($32.48 initially) on any day during the Monitoring Period, the Final Share Price is not less than the Stock Strike Price and the notes are held to maturity. If the closing price of the Reference Stock is less than the Stock Strike Price by more than the Buffer Amount ($32.48 initially) on any day during the Monitoring Period and the Final Share Price is less than the Stock Strike Price, the benefit provided by the Buffer Amount ($32.48 initially) will be eliminated and you will be fully exposed to any decline in the closing price of the Reference Stock from the Stock Strike Price to the Final Share Price.
•	VOLATILITY RISK — Greater expected volatility with respect to the Reference Stock indicates a greater likelihood as of the Pricing Date that the closing price of the Reference Stock could be less than the Stock Strike Price by more than the Buffer Amount ($32.48 initially) on any day during the Monitoring Period or that the Final Share Price could be less than the Stock Strike Price on the Observation Date. The Reference Stock’s volatility, however, can change significantly over the term of the notes. The closing price of the Reference Stock could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal.
•	YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK — Unless (i) the Final Share Price is less than the Stock Strike Price and (ii) on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Stock Strike Price by more than the Buffer Amount ($32.48 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
•	NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the Reference Stock issuer. We have not independently verified any of the information about the Reference Stock issuer contained in this pricing supplement or in product supplement no. 7-II. You should undertake your own investigation into the Reference Stock and the Reference Stock issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock, or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY - The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the value of the Reference Stock and interest rates on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 7-II.
JPMorgan Structured Investments —	PS-4
Reverse Exchangeable Notes Linked to the Common Stock of Pioneer Natural Resources Company

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Pioneer is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Pioneer is an oil and gas exploration and production company with operations in the United States and South Africa.

The common stock of Pioneer, par value $0.01 per share (Bloomberg ticker: PXD), is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on New York Stock Exchange, which we refer to as the relevant exchange for purposes of Pioneer in the accompanying product supplement no. 7-II. Information provided to or filed with the SEC by Pioneer pursuant to the Exchange Act can be located by reference to SEC file number 001-13245, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 5, 2007 through July 27, 2012. The closing price of one share of the Reference Stock on July 27, 2012 was $92.36. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Stock on the Observation Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Pioneer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

Historical Performance of Pioneer Natural Resources Company
JPMorgan Structured Investments —	PS-5
Reverse Exchangeable Notes Linked to the Common Stock of Pioneer Natural Resources Company

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled “Hypothetical lowest closing price during the Monitoring Period” and “Hypothetical lowest closing price expressed as a percentage of Stock Strike Price during the Monitoring Period.” The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

•	the Stock Strike Price:	$92.33	•	the Buffer Amount (in U.S. dollars):	$32.48
•	the Interest Rate:	2.25% (equivalent to 9.00% per annum) over the term of the notes	•	the Buffer Amount:	35.1782%
Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Stock Strike Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Stock Strike Price	Payment at Maturity**	Total Value of Payment Received at Maturity **
$92.33	100%	$184.66	200%	$1,000.00	$1,000.00
$46.16	50%	$96.95	105%	$1,000.00	$1,000.00
$92.33	100%	$92.33	100%	$1,000.00	$1,000.00
$59.85	64.82%	$59.85	64.82%	$1,000.00	$1,000.00
$46.16	50%	$87.71	95%	10 shares of the Reference Stock or the Cash Value thereof	$950.00
$46.16	50%	$46.16	50%	10 shares of the Reference Stock or the Cash Value thereof	$500.00
$23.08	25%	$23.08	25%	10 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	10 shares of the Reference Stock or the Cash Value thereof	$0.00
**	Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount at maturity, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of a payment at maturity set forth in the table above is calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period is $46.16 but the Final Share Price is $96.95. Because the Final Share Price of $96.95 is greater than the Stock Strike Price of $92.33, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period is $46.16 and the Final Share Price is $87.71. Because the Final Share Price of $87.71 is less than the Stock Strike Price of $92.33 and the closing price of the Reference Stock is less than the Stock Strike Price by more than the Buffer Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof) at maturity. Because the Final Share Price of the Reference Stock, is $87.71, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock is not less than the Stock Strike Price by more than the Buffer Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $46.16, a decline of more than the Buffer Amount from the Stock Strike Price. Because the Final Share Price of $46.16 is less than the Stock Strike Price of $92.33 and the Final Share Price is less than the Stock Strike Price by more than the Buffer Amount, you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof) at maturity. Because the Final Share Price of the Reference Stock is $46.16, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $59.85 is less than the Stock Strike Price of $92.33 but is not less than the Stock Strike Price by more than the Buffer Amount and the closing price of the Reference Stock is not less than the Stock Strike Price by more than the Buffer Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock is not less than the Stock Strike Price by more than the Buffer Amount on any day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $59.85 is less than the Stock Strike Price of $92.33.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $22.50 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Buffer Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Stock Strike Price. On the Pricing Date, the Stock Strike Price was $92.33, the Buffer Amount was $32.48 and the Physical Delivery Amount was 10.8307 shares of the Reference Stock, in each case subject to adjustments.

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-6
Reverse Exchangeable Notes Linked to the Common Stock of Pioneer Natural Resources Company

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-7
Reverse Exchangeable Notes Linked to the Common Stock of Pioneer Natural Resources Company